Exhibit (a)(1)(I)

Stoke Therapeutics – Stock Option Exchange Program Presentation

Introduction:

Good afternoon everyone, and thank you for joining us today for a presentation about Stoke’s stock option exchange program. As many of you know, I am Jon Allan, General Counsel here at Stoke, and I am joined today by John Hammond from our advisors at Aon who will walk you through the exchange offer in more detail. Before I hand things over to John, I’d like to say a few words on behalf of Stoke and the leadership team.

First, we are really excited to offer this opportunity to exchange certain underwater stock options for new RSUs. Options and equity grants are an important part of how we see total compensation here at Stoke as we believe that it encourages everyone to act like owners of the business by giving them a vested interest in Stoke’s performance and increasing retention. However, we have heard the feedback that many of you don’t see much value in your options that are underwater at recent stock prices. We hope that this exchange offer will present an opportunity to increase your sense of ownership in Stoke by exchanging some underwater options for RSUs that have tangible value at any stock price.

Second, there is a lot of information here. Exchange offers like this are complicated and everyone’s decision may be different. We have worked hard with Aon to prepare helpful information for everyone with today’s education session and the other materials provided on the exchange website, but you probably will still have questions. We can answer many of your questions about how the exchange works, but we are not going to be able to advise you on what is right for you as you make this decision. As we’ve said before, it will be important for you to think through this decision on your own and if you don’t have advisors that you can speak to already, the teams at Fidelity and Morgan Stanley E*Trade are great places to start. And you can find more information about those resources on StokeCENTRAL.

With that introduction, I’ll now hand it over to John.

Slide 1:

Welcome everyone to the Stoke Therapeutics stock option exchange program presentation. My name is John Hammond. I am from Aon, and today we will be walking through the option exchange program that is occurring this month. Here is your agenda for today.

Slide 2:

First we have Introductions and an overview. We’ll go over the basics, how an option exchange works, the eligibility, terms and considering your choice. Important disclaimers, and then questions and answers after that.

Slide 3:

Quick intro as to who I am. You might wonder why I’m involved. I have been in the stock plan space for about 23 years now, and I have done several of these presentations where we talk about exchange programs. I have a degree of expertise. However, it’s important to note that does not mean that I can provide you any advice. It’s actually part of the reason that I am here. I can’t provide advice, but I do have expertise and the ability to answer questions on this type of exchange and answer questions that you have as long as it relates to the awards involved or materials that Stoke has provided for you.

Slide 4:

Equity is a very important part of your total rewards package at Stoke. Many stock options that were granted to date are underwater. Underwater means that the exercise price is lower than the current stock price of Stoke. It is fairly normal for stock options to fluctuate in value and become “underwater.” They are granted at the current stock price – it’s a 50-50 shot they will be underwater in the next couple days. However, options that are more significantly underwater may not motivate you as an incentive. There’s still some value in the options – a wall street guy could

Stoke Therapeutics – Stock Option Exchange Program Presentation

calculate that value with a mathematical model, but since your core expertise is not option valuation and you have to wait for the stock to go up to realize that value, you may not appreciate the full value of your stock options. But it’s very important that you appreciate your incentives from Stoke. You are our most important asset in this.

This exchange is an offer to trade your underwater options for a restricted stock units (RSUs) that will be approximately equal to the current fair value of the exchanged stock options. We’ll go through why it’s smaller and how all of this works in this presentation. The stock option exchange offer only applies to stock options with a $14 or higher strike price. So anything that’s lower than $14 is not eligible by this stock option exchange program. But the grants above $14, you have the opportunity to consider an exchange. The value of the RSU will be approximately equal to the current fair value of your exchanged options. That fair value was calculated by those math people who can look at all the future possibilities and figure out its worth. You decide whether you want to keep the options or exchange them for RSUs.

Slide 5:	Let’s go over the basics and make sure you understand the types of stock awards that we’re talking about. Let’s start with options.

Slide 6:

What is a stock option? A stock option is an option to purchase Stoke stock in the future. Your stock options have a 10-year life, which is a long time. The total time from the date of grant until they expire is 10 years. You must exercise your stock options before the 10 years is up, but it’s that 10-year life that makes options so valuable.

You’re going to see some general things out there in this process. Let’s get one of them out of the way. Option price, exercise price, grant price, and strike price all mean the same thing. It’s the price you pay for a stock option. So it’s very important to understand that when you’re talking about this type of a program, when we’re talking about stock option prices and exercise prices and grant prices that are above $14, those are the stock options that are eligible for this exchange program. The ones that are below that are not eligible. The exercise price is set to the price of the stock on the grant date. That is how your stock options were given to you – at the price of the stock on the grant date.

The value of a stock option is “how much do we grow from here?” In this instance, we did not have the growth that we expected as of the time of the grant, and that is why we’re having this conversation today. Vesting is the process of earning the right to exercise. Exercise, that’s the process of turning your options into shares. Taxation on the gain is realized upon exercise—exercise is the tax event for non-qualified stock options. Now, there are places on the planet where that is not the tax event, but we are talking about the United States, and here the exercise is the tax event. 10 years from the grant date is the last day you could exercise your stock option. That expiration we’ve been discussing. Let’s go to a restricted stock unit.

Slide 7:

An RSU is a grant valued in Stoke stock that becomes stock at vest. So it’s a little bit different than a stock option. With options, we have an exercise process, but RSUs just turn into shares automatically. It’s basically an automated transaction—you could say exercise, it’s not quite the right term, but you can think of it as an automated exercise—the RSU automatically turns into shares as of the vest date. RSUs can never go underwater because they don’t have an exercise price that you pay to the company. It is just the value of stock. They’re called a full-value award because the value is the full value of Stoke stock. Shares are released at vest automatically. Because there’s no exercise process, the only decision to be made is when to sell your shares after they have been vested. That’s the only time a decision gets made. It does not have anything to do with turning your grant into shares. And for taxation, RSUs are taxable at vest, that is the

Stoke Therapeutics – Stock Option Exchange Program Presentation

transaction. That is when the shares become yours. Expiration doesn’t really apply in this instance. The unvested RSUs are canceled if you leave the company – we’re used to options with a 10-year expiration. Understanding your vest dates as they relate to your RSUs is very important.

Slide 8:

Here’s an example of options versus RSUs. Ethan has a grant of 500 stock options with a $15 exercise price. What does that mean? He’s got the right to purchase up to 500 shares at $15 each once they’re vested. That right ends on the grant expiration date—that 10-year timeframe from the grant date—or when he leaves the company. If he decided to exercise all 500 of the options, he would pay $7,500 plus taxes.

Stock options are more noticeably valuable when the actual share price surpasses the exercise price. For example, if Ethan sells the shares when the stock is trading at $25, his gain would be $5,000. That’s a $10 gain times 500 shares. Taxes are due at exercise. And then any gain beyond that would be capital gains or loss. On the other hand, Ellie has a grant of 200 RSUs, so she would receive 200 shares of common stock on the vest dates. Typically, you have multiple vest dates with an award. Once the RSUs are vested, they convert to shares automatically. For example, if the stock is trading at $25 when the RSUs vest, the grant would be valued at 200 times the $25 share price, or $5,000. She can sell or hold the stock as long as she wants. Taxes are due at vest and capital gains apply again when the shares are sold. Now let’s talk about how an option exchange works.

Slide 9:	How an Option Exchange Works: Your Offer to Exchange Options for RSUs

Slide 10:

Your stock option exchange is an opportunity to exchange existing underwater options for restricted stock units. There are specific eligible employees and specific eligible grants. It’s also not required. You can retain all of your existing stock option grants. The primary reason you do not have to exchange your award is there is not a right answer for everybody. It is not something where I’m going to recommend you exchange your options. That is something that you have to work out, and it is based on how you see the stock doing and how you feel about options versus RSUs and the overall structure of your equity. An underwater option is an option whose exercise price is above the current trading price. But, yes, underwater options have value. The stock could rebound above the exercise price. The replacement RSUs are worth the full value of a share of Stoke stock, but that will result in a change in terms and fewer RSUs. One RSU becomes one share of stock at vesting. The option exchange rate is set up front. Exchange rates were finalized at the beginning and will not change at the end. Different levels of exercise prices have different exchange rates – we have five tiers we’re going to talk about. Overall, the exchange is not intended to deliver less value or create a financial windfall. It’s intended to be a break even on value. It’s really important to understand that. And it should become clear that means if you turn in options, you’ll get fewer RSUs back.

Slide 11:

The offer is managed as a formal process called a tender offer. The offer is open from November 2nd to December 1st. All elections must be made by 11:59 PM Eastern time on December 1st. If you choose to exchange, when it’s completed, your original award is canceled and you receive the new award. The new grants will be effective on or around December 1st. The first RSU vesting opportunity is one year later on December 1, 2024. If you do not elect to exchange, your original awards remain with the original terms and conditions. Except any ISO stock options will have its holding period reset. You can change your election as often as you want until the tender period closes. When it closes, that’s when it’s locked. There are no exceptions.

Slide 12:	You have option exchange materials. The big one and the most official of the bunch is the Offer to Exchange Eligible Options for New Restricted Stock Units document. This details all of the rules

Stoke Therapeutics – Stock Option Exchange Program Presentation

and requirements of the program and serves as your primary source of information. I say most official in that all of these materials are filed with the SEC – the video and storyboard, the brochure, this deck and even the script I am reading from. Some of these additional materials are a little more ‘approachable.’ You’ve got some education sessions—I am here. The dates for the education sessions are today and November 8th. We also have some brief educational videos. In the set is an exchange program overview, an example, and a discussion of the tender offering process.

Slide 13:	Eligibility

Slide 14:

Eligible participants include active employees who hold grants with an exercise price of $14 or more. This includes employees on leave of absence. Ineligible participants include employees who resign or receive a notice of termination prior to the end of the offering period; also non-employees, including non-employee board members; and employees who only hold grants with exercise prices less than $14.

Slide 15:

Eligible options are options held by an eligible employee and that are outstanding as at the end of the tender offering, have a grant date exercise price of $14 or greater, and were granted under the 2014 Plan or 2019 Plan.

Slide 16:	Let’s understand your RSU terms – the terms of the awards you would be given in the exchange.

Slide 17:

The exchange ratio depends on the stock price at the start of the tender offer. We already know this answer since we’ve started, but they were only just established. If you agree to the exchange, your RSU will be unvested on the grant date, even if your exchanged options were vested. The first RSU vesting is December 1st, 2024, one year after the new grant date. Your new RSU vesting schedule is either 100% after 1 year OR 50% after 1 year and 50% after 2 years, depends on the number of options that were vested and unvested in the original stock option grant. Shares are taxable on the vesting date. By default, E*TRADE will sell the shares needed to cover estimated tax withholding with an RSU.

Slide 18:

This is an example of the exchange ratio. So this is important to understand and like I mentioned, we are working with the final numbers that were set before the exchange began. We have already explained we are dealing with options with an exercise price of $14 or more that are eligible for this exchange. For options between $14 and $29.99, the exchange ratio is 3.20 to one; if your exercise price is between $30.00 and $39.99 the exchange ratio is 5.30 to 1; if the exercise price is $40.00 and $49.99, the exchange ratio is 7.50 to one; if the exercise price is $50.00 to $59.99, the exchange ratio is 7.70 to one; and if the exercise price is $60.00 or above, the exchange ratio is 7.75 to 1.

So, why are there different exchange ratios? That amount that an option is underwater impacts that value so as an example, if the stock is trading at $2, an option with an exercise price of $10 is worth more than an option with an exercise price of $20. I have farther to go for it to be in-the-money. The value is essentially how close is your exercise price to the current stock price – percentage-wise. At what point will you find value. Let’s look at example 1. A participant who held 960 eligible options at a $20 exercise price would receive 300 RSUs if they accepted the exchange offer. The math is simple—it’s 960 eligible options just divided by 3.20. Example 2—someone with 1,200 options but with an exercise price of $42 would receive 160 RSUs—taking the 1,200 options and dividing by 7.50 equals 160. For those of you wondering about rounding, the exchange will round down fractional amounts.

Stoke Therapeutics – Stock Option Exchange Program Presentation

Slide 19:

Let’s talk a little bit about taxes. Taxes happen when you make money. And with an RSU vesting, that is when money is made. Stoke withholds U.S. taxes. General taxation varies from country to country. RSUs are taxed at vest—when shares are released. NQ options are taxed at exercise, ISOs are generally taxes when they are sold. That includes both income and social taxes. RSUs are a bit different in that unlike options, you don’t control tax timing. As for capital gains and losses you recognize when you sell the shares, for RSU’s that’s if stock price has changed since vesting – it usually will be different. For options, it’s how the stock price has changed since exercise. A lot of time people sell the stock at the same time as an exercise of an option so it is rarer to have capital gains with options since most people never hold the shares. Another important item with both options and RSUs—cost basis—when you sell the stock, pay attention to your cost basis. It’s just important to make sure your taxes are done properly so you don’t over-report income.

Slide 20:

Another example – let’s look at 2 awards this time. Elizabeth is eligible to exchange her two grants. How many RSUs would she receive if she chose to exchange each grant? Again – completely her call + she can even elect differently for the different awards if she chooses.

Grant 1 is for 960 stock options with a $20 exercise price. Grant 2 is for 1,200 stock options with a $42 exercise price, 1,050 are vested and 150 are unvested.

Grant 1 could be exchanged for 300 RSUs—that’s 960 divided by three, which is that 3.20:1 ratio for the $14 to $29.99 exercise price range. All of the RSUs would be unvested as of the grant date. All 300 RSUs would vest on December 1st, 2024.

Grant 2 could be exchanged for 160 RSUs—that’s the 7.50:1 ratio. So 1,200 options divided by 7.5. All RSUs would be unvested as of the new grant date, then 140 would vest on December 1, 2024, 120 from the converted 1,050 vested options and 20 RSUs, 50% of the 40 RSUs converted from the 150 unvested exchanged stock options. The remaining 20 would vest on December 1, 2025.

Alternatively, Elizabeth could exchange one grant and not the other. You do not have to exchange all eligible grants. She also can keep all of her options and not participate. If she does exchange her options, Elizabeth will owe ordinary income taxes when her RSUs vest. Fidelity automatically sells some of the shares to cover taxes. That ends up flowing through payroll. So it’s not something that you report separately, it’ll show up on your W-2 at the end of the year.

Slide 21:

The timeline for the exchange looks like this. It’s open now. It closes Monday, December 1, 2023, at 11:59 p.m. Eastern time. The grant date is expected to be December 1, 2023. In December, E*TRADE systems will be updated with the new grant paperwork.

Slide 22:

Here’s the process. An email with account registration details will be sent to you on November 2nd to your Stoke email account, from awardchoice@aon.com. If you wish to participate, click the URL, use the provided code to register your @StokeTherapeautics.com email address – you can only use this address. You will get an authentication email to confirm your account. Log into the Exchange website and make your election. You can login as many times as you want prior to the expiration of the tender offer, on December 1. Once you have made your election, you will get an email confirmation, keep this for your records. Your current election is locked when the tender period closes. You’ll get a grant notification when it gets entered into E*TRADE. You will also see your option canceled in the system if you elect to exchange.

Slide 23:	Considering your choice

Stoke Therapeutics – Stock Option Exchange Program Presentation

Slide 24:

You can keep your current options or exchange them for RSUs. There’s a breakeven point you may want to examine for each of your grants. For example, let’s look at this chart. Say you have 704 original options with a $20 exercise price. On the left – you can see the value of the option and the RSUs at a $10 stock price. At a stock price of $10, your original options still have no value – the RSUs are worth $2,200.

Looking at a breakeven, just to give you an idea of what that looks like. Breakeven on this award ends up around $29.09. For your 704 options, that would be a $9.09 gain over the original exercise price. With that your options would be worth $6,400. And 200 RSUs at $29.09 would also be worth $6,400. So Stoke’s stock price would need to be $29.09 for it to break even. Every exercise price and every ratio have different breakeven points.

Slide 25:

Important disclaimers. Stoke Therapeutics cannot advise you on what to do. This is a financial decision that’s entirely yours. Tender offers are regulated by the SEC, which has strict guidelines. If you ask for advice, we are required to say: Read through your materials, talk to your advisor. If you have questions, you can email ExchangeQuestions at Stoke Therapeutics dot com. We can answer questions as it relates to options and RSUs – taxes questions, etc. – but the exchange itself becomes the part where we need you to handle the process without our input.

And this is also very important: you must complete your tender offer on time. If you miss it, it’s done. There is no way to modify or add an election after the close. You will receive an email confirmation with your election. Keep it for documentation. This is a one-time event – we won’t be repeating this offer at a later time. It’s only 20 business days long. Make time to review the materials as soon as possible. 20 business days goes quickly.

Slide 26:

With those caveats, you can send questions to this email address if they come up. We will also open it up for questions at this time. Remember – nothing on what to do or what’s right for you, but anything truly factual about the process or the award types we can definitely answer questions. On the next slide

Slide 27:	We have answers to a few questions we know will come up, but I’ll go back to slide 27 for the Q&A portion. Thank you very much for your time.